UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 10-SB/A

AMENDMENT NO. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

A.G. VOLNEY CENTER, INC.

(Name of small business issuer in its charter)

Delaware	13-4260316
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

124 Lincoln Ave. South
Liverpool, NY 13088
(315) 703-9012
(Address and telephone number principal executive offices)

Same as above
(Address of principal place of business or
intended principal place of business)

David F. Stever, President
A.G. Volney Center, Inc.
124 Lincoln Ave. South
Liverpool, NY 13088
(315) 703-9012
(Name, address and telephone number of agent for service)

With copies to:

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ  07701
Telephone: (732) 530-9007/Fax: (732) 530-9008

Securities to be registered under Section 12(b) of the Act: N/A

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $0.001 per share
(Title of Class)

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition. control, including, among others, seasonal aspects

GENERAL

The Company

A.G. Volney Center, Inc, a Delaware corporation (the "Company" or “A.G. Volney”), is filing this Registration Statement on Form 10-SB (the “Registration Statement”) under the Securities Exchange Act on 1934, as amended (the “Exchange Act”) on a voluntary basis. By operation of law, this Registration Statement became effective on December 18, 2006 and sine such date, we have become subject to the reporting requirements of the Exchange Act even though we have not yet cleared comments received to date from the Securities and Exchange Commission pertaining to Amendment No.1 to the Registration Statement filed on February 13, 2007.

We were formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. We are currently a development stage company. We hope that when are operational we will be able to sell the merchandise we acquire at a substantial discount below wholesale price for similar products.

Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY 13088. Our telephone number is (315) 703-9012.

ITEM 1. DESCRIPTION OF BUSINESS.

General

A.G. Volney was incorporated under the laws of the state of Delaware on March 6, 1997 under the name “Lottlink Technologies, Inc.” with the expectation it would enter into the vending business. The intent was to operate machines that would dispense lottery tickets. On April 7, 1997, the Company resolved in a board meeting to change the name of the company to A.G. Volney Center, Inc. and restate the par value of the Company’s shares of common stock. On the same date, in a shareholders’ meeting, the shareholders approved the proposed name  and par value changes  but the amendment to the Company’s Certificate of Incorporation on file with the Secretary of State of the State of Delaware was never filed. On December 31, 1997, the Company’s Certificate of Incorporation was suspended in Delaware for non-payment of franchise taxes. The Company was dormant until July 18, 2003. On that date, Lottlink Technologies, Inc. filed a renewal of the Certificate of Incorporation in Delaware. On July 29, 2003, the Company filed an amendment to its Certificate of Incorporation therein changing  its name from Lottlink Technologies, Inc. to A.G. Volney Center, Inc. as approved in a shareholders meeting earlier on April 7, 1997. A.G. Volney was reinstated in the State of Delaware to develop relationships with companies which purchase factory overruns from manufacturers and distressed merchandise from retailers at discounts. As a result, it is hoped that these companies can offer us new high quality products in quantity whereby the costs to us are substantially discounted (generally around 30% of the standard wholesale cost for the same product). It is anticipated that we will primarily sell to retailers; however, we also intend to engage in retail sales on a limited basis.

We are a development stage company and are continuing to develop our business. We have purchased merchandise and continued to make sales. To date, our purchases and inventory has been minimal.  At September 30, 2007, we have $2,184 cash on hand, $1,110 of goods in inventory and an accumulated deficit of $37,404.

Strategy

Our primary business objective is to satisfy and fulfill the demand of retailers for high quality merchandise at below wholesale costs. We intend to purchase new, high quality items in bulk whereby we can resell these items immediately to retailers for an amount which includes a substantial profit to us. We will maximize net profits by minimizing fixed overhead such as salary and employee benefits.

eMarket; Distribution

Our initial focus will be in New York, Pennsylvania, Connecticut and the Vermont area.

Competition

We face competition from the larger and more established companies, from companies that develop new technology, as well as the many smaller companies throughout the country. For example, the last several years have shown an increase in the use of larger online sources such as Overstock.com and Ebay.com. These increases cut into our potential customer base. Companies who have a larger sales force, more money and access to capital, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce less expensive or more improved merchandise. These, as well as other factors, can impact negatively on income for the Company. The competition from larger overstock companies is a very serious threat that can result in substantially less revenue.

Available Information

Any person or entity may read and copy our reports with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

MILESTONES

We have set the following milestones to implement our business plan.

•
Continue to research and contact manufacturers and retailers with routinely available overstock and need, respectively. Locating suitable retailers to whom we can resell overstock merchandise purchased by us over the internet.  We’ve commenced locating suitable retailers in May 2006.

•	Increase volume of inventory purchases and resales utilizing retained earnings from the past 12 to 24 months. The estimated date is December 2008.

To date, we have purchased items at an aggregate purchase price of $20,409 and resold products (90%) for an aggregate sales price of $22,475.  Our sales are made by selling items purchased wholesale to small business owners for retail. Although our purchases and sales have been minimal and our expenses far exceed our revenues resulting in a net loss, we have identified potential suppliers and have opened accounts with them and continually search for suppliers in New York State to save on shipping costs. To date, we have not been able to conduct these business affairs without further capital.

The corporate offices have continued their efforts to expand the business despite the lack of capital. We have identified potential suppliers and opened accounts. We continually search for suppliers in New York State to save on shipping costs. To solidify relationships with suppliers requires that repeated business take place, individual contacts occur and personal contacts take place. To date, we have not been able to conduct these business affairs without further capital.

It is anticipated that our operations will be conducted by Samantha Ford, our Secretary and Treasurer, and David Stever, our Chief Executive Officer, President and Chief Financial Officer. Currently, and for the near future, Mr. Stever deposits all payments in our bank account from which he draws upon to make purchases of inventory. He has also set up accounts with manufacturers and resellers for purchases.  Mr. Stever also prepares advertising material and solicits sales. Mr. Stever is aided in his efforts by Ms. Samantha Ford on a part-time basis

We do not anticipate hiring any additional personnel or consultants unless and until further capital is raised, of which there can be no assurances.

We intend to purchase over the internet only, and not to advertise or sell over the internet.

To date, we have typically purchased products that are normally given away at various fund raiser and group events, such as candles and candle holders.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition.

BASIS OF PRESENTATION

The unaudited financial statements of A.G. Volney Center, Inc., a Delaware corporation (“AG”, “A.G. Volney”, “the Company”, “our”, or “we”), should be read in conjunction with the notes thereto. In the opinion of management, the unaudited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation.  Interim results are not necessarily indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with U.S. generally accepted accounting principals, which require that management make estimates and assumptions that affect reported amounts.  Actual results could differ from these estimates.

Certain statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

DESCRIPTION OF BUSINESS

A.G. Volney Center is a development state company which was incorporated under the laws of the state of Delaware on March 6, 1997 under the name Lottlink Technologies, Inc. The intent was to operate vending machines that would sell lottery tickets. On April 7, 1997, the board of directors decided to change the name of the company to A.G. Volney Center, Inc. and restate the par value of the Company’s shares of common stock from per share to $0.001 per share. On the same date, in a stockholders’ meeting (the “Stockholders Meeting”), the proposed changes of the Company’s name and common stock’s par value were approved, but the amendment the Company’s Certificate of Incorporation effecting such changes was never filed with the Secretary of State of the State of Delaware. On December 31, 1997, the Company’s Certificate of Incorporation was suspended in Delaware for non-payment of franchise taxes. The Company was dormant until July 18, 2003. On that date, Lottlink Technologies, Inc. filed a renewal of the Company’s Articles of Incorporation in Delaware. On July 29, 2003, the Company filed an amendment of the Company’s Articles of Incorporation with the Secretary of State of the State of Delaware effecting a change of Company’s name Lottlink Technologies, Inc. to A.G. Volney Center, Inc. as approved in the stockholders’ Meeting.

A. G. Volney Center was reinstated in the State of Delaware to develop relationships with companies which purchase factory overruns from manufacturers and distressed merchandise from retailers at discounts. As a result, it is hoped that these companies can offer us new high quality products in quantity whereby the costs to us is substantially discounted (generally around 30% of the standard wholesale cost for the same product). It is anticipated that we will primarily sell to retailers; however, we also intend to engage in retail sales on a limited basis.

We have purchased factory overrun and bulk merchandise and continued to make sales. Our primary business objective is to satisfy and fulfill the demand of retailers for high quality merchandise at below wholesale costs. We intend to purchase new, high quality items in quantity whereby we can sell these items immediately to retailers for an amount which includes a profit to us. We believe we can maximize net profits by minimizing fixed overhead such as salary and employee benefits.

We anticipate selling nationwide, but our initial focus will be in New York, Pennsylvania, Connecticut and Vermont.

We are currently looking to find a suitable merger candidate and alternative financing.  Although we have had discussions with various third parties, no firm commitments have been obtained to date.  See “Liquidity and Capital Resources.”

We are filing this Registration Statement on Form 10-SB (the “Registration Statement”) under the Securities Exchange Act on 1934, as amended (the “Exchange Act”) on a voluntary basis. By operation of law, this Registration Statement became effective on December 18, 2006 and sine such date, we have become subject to the reporting requirements of the Exchange Act even though we have not yet cleared comments received to date from the Securities and Exchange Commission pertaining to Amendment No.1 to the Registration Statement filed on February 13, 2007.

Any person or entity may read and copy our reports with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

GOING CONCERN QUALIFICATION

In their Independent Auditor's Report for the fiscal year ending December 31, 2006, Robison, Hill & Co. stated that several conditions and events cast substantial doubt about our ability to continue as a “going concern.”  We have incurred net loses of approximately $37,000 from our inception on March 6, 1997 to September 30, 2007.  At September 30, 2007, we had $2,184 cash on hand and an accumulated deficit of $37,404. See “Liquidity and Capital Resources.”

COSTS RELATED TO OUR OPERATION

The principle costs related to the ongoing operation of the Company’s business consists of payments made by the Company to wholesale distributors for merchandise.

FISCAL YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

REVENUES

Our total revenue increased by $3,826. Total revenue for the year ended December 31, 2006 was $3,826, compared to $0 in the year ended December 31, 2005. There were no previous sales of merchandise to compare in 2005 for a percentage of increase. This increase was attributable to the sale of merchandise held in inventory. The sold merchandise consisted of various types of overstock merchandise, including candles purchased on the internet.

COSTS OF SALES

Our overall cost of sales increased by $3,118. Total cost of sales for the year ended December 31, 2006 was $3,118 compared to $0 in the year ended December 31, 2005. There were no previous sales costs of merchandise to compare in 2005 for a percentage of increase. This increase in cost of sales was a direct effect of the sale of goods held in inventory, for a revenue to the company, which was not previously conducted in the 2005.

OPERATION AND ADMINISTRATIVE EXPENSES

Operating Expenses increased by $15,194 or approximately 6,577 % more than the same period in 2005. This increase was primarily Professional Fees. Professional fees increased by $14,467 over 2005. These are fees we pay accountants throughout the year for performing various tasks. Outside service expense increased by $ 211. General and Administrative expenses, made up primarily of Office expense and Postage and Delivery expense, increased by $516 over 2005. The bulk of the expense in 2006 was used for accounting services.

GOING CONCERN QUALIFICATION

In their Independent Auditor's Report for the fiscal year ending December 31, 2006, Robison, Hill & Co. states that we have incurred annual losses since the inception of the Company raising substantial doubt about our ability to continue as a going concern

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity have been cash from the sale of common stock and borrowing from a shareholder. The company has generated $10,000 from the sale of common stock . As of December 31, 2006, we have a note payable to Joseph C. Passalaqua, shareholder, in the amount $50. This is a 10% per annum interest bearing note and is payable February 19, 2007 or upon demand.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE MAY HAVE TO DISCONTINUE OPERATIONS

If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 2005 through 2006, and the losses are projected to continue in 2007. Our net losses were $412 and $14,983 for fiscal years ended 2005, 2006, respectively. We have been concentrating on the development of our products, services and business plan. There is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.

THREE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2006

REVENUES

Our total revenue increased by $6,272, or approximately 7,557%, from $83  in the three months ended September 30, 2006 to $6,355 in the three months ended September 30, 2007. This increase was attributable to the sale of merchandise held in inventory.  The sold merchandise consisted of various types of overstock merchandise, including candles purchased on the internet.

COST OF SALES

Our overall cost of sales increased by $5,226, or approximately 7,574%, from $69 in the three months ended September 30, 2006 to $5,295 in the three months ended September 30, 2007.  This increase in cost of sales was a direct effect of the sales of goods held in inventory.  There was a higher demand from our customers for our products which lead to the Company purchasing  a greater amount of inventory over the previous period. In addition to the cost of an increase in products purchased, there was also an elevated delivery cost from the venders.

OPERATION AND ADMINSTRATIVE EXPENSES

Operating and administrative expenses increased by $337, or approximately 77%, from $438 in the three months ended September 30, 2006 to $775 in the three months ended September 30, 2007. Operating and administrative expenses primarily consist of general and administrative expenses (G&A) and professional fees. G&A expenses, made up primarily of office expense and postage and delivery expenses, increased by $161, or approximately 1,073%, from $15 in the three months ended September 30, 2006 to $176 in the three months ended September 30, 2007. This increase is primarily due to increased sales. Professional fees increased by $176, or approximately 42%, from $423 in the three months ended September 30, 2006 to $599 in the three years ended September 30, 2007. These are fees we pay to accountants and attorneys throughout the year for performing various tasks.  The bulk of the expense in 2007 was due to an increase in accounting services.

NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2006

REVENUES

Our total revenue increased by $18,093, or approximately 3,254%, from $556 in the nine months ended September 30, 2006 to $18,649 in the nine months ended September 30, 2007. This increase was attributable to the sale of merchandise held in inventory.  The sold merchandise consisted of various types of overstock merchandise, including candles purchased on the internet.

COST OF SALES

Our overall cost of sales increased by $15,142, or approximately 3,833%, from $395 in the nine months ended September 30, 2006 to $15,537 in the nine months ended September 30, 2007.  This increase in cost of sales was a direct effect of the sales of goods held in inventory. There was a higher demand from our customers  for our products which lead to the Company purchasing  a greater amount of inventory over the previous period. In addition to the cost of an increase in products purchased, there was also an elevated delivery cost from the venders.

 OPERATION AND ADMINISTATIVE EXPENSES

Operating expenses increased by $7,249 or approximately 303%, from $2,392 in the nine months ended September 30, 2006 to $9,641 in the nine months ended September 30, 2007. Operating and administrative expenses primarily consist of general and administrative expenses (G&A) and professional fees. G&A expenses, made up primarily of office expense and postage and delivery expenses, increased by $189, or approximately 55%, from $344 in the nine months ended September 30, 2006 to $533 in the nine months ended September 30, 2007. This increase is primarily due to increased sales. Professional fees increased by $6,605 from 2006. These are fees we pay to accountants and attorneys throughout the year for performing various tasks. The bulk of the expense in 2007 was due to an increase in accounting services.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, we had $2,184 cash on hand and an accumulated deficit of $37,404. Our primary source of liquidity has been from the sale of an aggregate of 14,300,000 shares of common stock for an aggregate purchase price of $22,300 and borrowings from a Joseph C. Passalaqua , our Chief Executive Officer and principal stockholder. The Company has generated $10,000 from the sale of common stock. As of September 30, 2007, we have a note payable to Joseph C. Passalaqua in the amount $9,050.  This note bears interest 10% per annum and is payable upon demand, . The Company has not made any payments toward the principal or interest of this note, as of September 30, 2007, and the accrued interest on this note was $143.

To date, we have had minimal revenues; and we require additional financing in order to finance our business activities on an ongoing basis.  Our future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities. We are actively pursuing alternative financing and have had discussions with various third parties, although no firm commitments have been obtained to date.  In the interim, shareholders of the Company have committed to meet our minimal operating expenses.  We believe that actions presently being taken to revise our operating and financial requirements provide them with the opportunity to continue as a “going concern,” although no assurances can be given.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE MAY HAVE TO DISCONTINUE OPERATIONS.

If we are unable to achieve or sustain profitability,  or if  operating  losses increase  in the future,  we may not be able to remain a viable  company and may have to  discontinue  operations.  Our expenses have  historically  exceeded our revenues  and we have had losses in all  fiscal  years of  operation,  including those in fiscal  years  2005  through  2006,  and the three and nine months ended September 30, 2007, and the losses  are  projected  to continue for the remainder of 2007.  Our net losses were $412 and $14,983 for fiscal years ended 2005, 2006, respectively, and $234 and $$6,992 for the three and nine months, respectively, ended September 30, 2007.  We have been concentrating on the development of our products, services and business plan.  There is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.

WE MAY NOT SUCCEED OR BECOME PROFITABLE.

We will need to generate significant revenues to achieve profitability and we may be unable to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability in the future. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, and develop new or enhanced products. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Our bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

•	Variations in our quarterly operating results;

•	Changes in financial estimates of our revenues and operating results by securities analysts;

•	Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;e

•	Additions or departures of key personnel;

•       Future sales of our common stock;

•	Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

•       Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by wholesale companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.

WE LACK OPERATING HISTORY

We have no operating history so it will be difficult for you to evaluate an investment in our common stock.

We were formed in 1997 as a vending machine business under the name of Lottlink Technologies, Inc. but did not commence business at that time. Our business activities have been limited to amending the Articles of the Corporation on July 29, 2003 to amend the corporate name to A.G. Volney Center, Inc., and contacting companies that acquire and warehouse inventory from factory overruns and retailers with overstocks in New York, Pennsylvania, Vermont and Ohio. There is no assurance that we will be successful in acquiring factory overruns or overstock merchandise for sale at discount prices.

We do not have an established source of revenue sufficient to cover our operating costs to allow us to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means.

We expect to generate losses until such time as merchandise from manufacturers or retailers with overruns are located and product is sold to retailers and wholesalers. We may also need additional funding which may not be available when needed. Also, if we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

OFFICERS AND DIRECTORS HAVE LIMITED TIME TO DEVOTE AND LACK SALES EXPERIENCE

Our current officers and directors have experience in retail but not wholesale sales and have limited time to devote. For example, Ms. Ford will only be able to devote 40% of her time to the business and Mr. Connelly will only be able to devote 10% of her time to the business.

Samantha M. Ford, an officer and director, has approximately two years experience in sales as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. However, her experience is limited, and she has no experience in discount or overrun merchandise.

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans.

John J. Connelly is a real estate developer in Bradington, Florida and will not be employed full time by the Company.

The amount of time officers and directors devote to our business may be limited:

Officer/Director	Percent (%) of time to be dedicated to Company
David Stever (CEO, Pres. and CFO)	100%
Samantha Ford (Secretary and Treasurer)	40%
John Connelly (Director)	10%

WE WILL ENCOUNTER SUBSTANTIAL COMPETITION

The discount market for wholesale and retail merchandise is highly competitive and involves a high degree of risk and there is no assurance that we will be able to operate profitably. In the retail segment of our business, which will be minimal, we will experience substantial competition with other entities such as Dollar Discounts, All-A-Dollar, Dollar General and Discount Houses in the sale and marketing of merchandise all of which have greater name recognition and experience.

ITEM 3. DESCRIPTION OF PROPERTY.

At the present time, we have no property. The operations of this company are located at 124 Lincoln St. South Liverpool, NY 13088. This is the residence of the President of the Company, David Stever. It is provided rent-free.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Company’s common stock by (i) each person known by the issuer to be the beneficial owner of more than 5% of the outstanding common stock which is the only class of stock of the issuer, (ii) each director of the Company’s board of directors, (iii) each “named executive officer” as defined in Item 402(a)(2) of Regulation S-B promulgated under the Securities Act and (iv) the directors and executive officers of the issuer, as a group, without naming them.

Name and Address	Shares Held	Percentage(1)
David F. Stever 124 Lincoln Ave. S. Liverpool. NY 13088	400,000	2.80%

Samantha Ford 410 Balsam Street Liverpool, NY 13088	400,000	2.80%

John Connelly 136 NE 19th Court Ft. Lauderdale, FL 33305	400,000(5)	2.80%

Carl E. Worboys 118 Chatham Rd. Syracuse, NY 13203	6,000,000	41.96%

Joseph C. Passalaqua 106 Glenwood Dr. S. Liverpool, NY 13090	6,000,000	41.96%

All Directors and Executive Officers as a Group (without naming them) (3 persons)	1,200,000	8.39%

(1) Based on 14,300,000 shares of common stock issued and outstanding as of  January 10 2008

None of the persons listed above have the right to acquire beneficial ownership within sixty days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

			Year First
			Became
Name	Age	Position with Company	a Director
David F. Stever	64	Director, President, CEO	July 2003
Samantha M. Ford	26	Director, Secretary/ Treasurer	July 2003
John J. Connelly	61	Director	July 2003

BIOGRAPHIES

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, and the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans. In addition Mr. Stever owned and managed Happy Journey's Travel, Inc. a travel agency for over 25 years. He has also acted as an officer and director of the Syracuse Rose Society, an association which purchases bulk for resale to members and others as fund raisers.

Samantha M. Ford, an officer and director, has approximately two years experience as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. . Ms. Ford is a high school graduate who worked as a sales associate in retail chains while still in high school. She also has bookkeeping and sales experience in the retail trade business. She also received experience as a cashier for Sam's Club. From the spring of 1999 through the fall of 2001, she was Secretary for Sigma Alpha Chi sorority while attending college full time and holding a part time job on campus. In 2002, she moved back to Syracuse, New York and was hired as the assistant manager of the Salvation Army Thrift Store. Subsequently, Ms. Ford worked for AAA of Western and Central NY as an Emergency Roadside Assistance Representative. She started a family and was a stay at home mother from February 2003 through October of 2005. She then re-entered the workforce and is Secretary of A.G. Volney Center, Inc. Ms. Ford currently also works part time for a medical transportation company.

John J. Connelly, a director, is a graduate of Boston College and has been active in the music industry and publishing business. He currently manages, develops and rehabilitates housing units in Bradington, Florida and will not be employed full time by the Company. Mr. Connelly is a non-practicing attorney who currently manages his own real estate interests in Bradenton and Fort Lauderdale, Florida. Prior to real estate management, he acted as a co-manager for the band "Boston" and other entertainment groups in the state of Massachusetts. He later managed an entertainment club and managed a weekly publication in Syracuse, New York.

The Board of Directors has determined that A.G. Volney does not have a financial expert on its audit committee due to the small size and scope of the issuer's current status. The management experience of Mr. Stever and Mr. Connelly required the exercise of fiscal management in which degree will be required to manage A.G. Volney Center, Inc. in its growth over the next two years.

Directors are elected annually or until their respective successors are elected and qualify

ITEM 6. EXECUTIVE COMPENSATION.

During the last two fiscal years ended December 31, 2005 and 2006, no compensation has been awarded to, earned by or paid to our officers or directors. Management has agreed to act with out compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

On July 31, 2003, we issued John J. Connelly 400,000 common shares at a deemed price of $0. 001 per share, in consideration for his services as director and building our business plan.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue 25,000,000 shares of Common Stock, with a par value of $0.001. There are 14,300,000 shares of Common Stock issued and outstanding, which are held by 16 shareholders as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

There are not any shares authorized or issued of Preferred Stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.e

There is no public trading market for our company's stock. There are approximately 16 stockholders. As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.

ITEM 2. LEGAL PROCEEDINGS.To the knowledge of management, there is no material litigation pending or threatened against the company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the Security and Exchange Commission. There have been no disagreements with any accounting firm.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, we have issued the following unregistered securities:

On March 18, 1997, Joseph C. Passalaqua a resident of New York, was issued 6,000,000 shares; Carl Worboys a resident of New York was issued 6,000,000 shares; Inna Sheveleva as resident of New York was issued 25,000 shares; Joseph J. Passalaqua, a resident of New York, was issued 25,000 shares; Thomas Francis Cannon, a resident of New York was issued 25,000 shares; Walter Bowler, a resident of New York, was issued 15,000 shares; and Thomas Paul Cannon, a resident of New York was issued 15,000 shares. These shares of common stock were all issued in private placement.

On July 31, 2003 David F. Stever, Samantha M. Ford and John Connelly were each issued 400,000 shares of common stock respectively at a deemed price of $0.001 per share in consideration for their services in organizing and managing our initial corporate effort and for acting as officers and directors.

During 2004, 100,000 shares of common stock were issued to, Craig Burton, as resident of New York on February 26, 2004; 500,000 shares of common stock were issued to Olde Monmouth Stock Transfer Co., operating in New Jersey on March 2, 2004; and 100,000 shares were issued to Florine Basile Jr., a resident of New York on March 12, 2004 all in private placement.e

During 2005, 100,000 shares of common stock were issued to Donald and Laura Willis, both residents of New York on October 23, 2005; 100,000 shares of common stock were issued to Robert and Colleen Penfield, both residents of New York, on October 31, 2005 in private placement.

During 2006, 100,000 shares of common stock were issued to Damion Glushko a resident of Florida, on February 13, 2006 in private placement.

All securities issued by the Company are deemed "restricted securities" within the meaning of that term as defined in the Rule 144 of the Securities Act and have been issued pursuant to the "private placement" exemption under Section 4(2) of the Securities Act. Such transactions did not involve a public offering of Securities. Investors who purchased securities in the private placement had access to information on the Company necessary to make an informed investment decision. The Company has been informed that each shareholder is able to bear the economic risk of his investment and is aware that the securities were not registered under the Securities Act, and cannot be re-offered or re-sold unless they are registered or are qualified for sale pursuant to an exemption from registration. The transfer agent and registrar of the Company will be instructed to mark "stop transfer" on its ledger to assure that these securities will not be transferred absent registration or the availability of an exemption from registration.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

All purchasers represented in writing that they acquired the securities for their own accounts and not with the view to, or for resale in connection with any distribution. A legend was placed on each of the stock certificates issued stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The original Certificate of Incorporation does not include indemnification of officers and director. However, the Company's Bylaws found under Article X, "Indemnification," provide for indemnification to the full extent permitted by the laws of the State of Delaware for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

A.G. Volney Center, Inc.
(A Development Stage Company)

-:-

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT

December 31, 2006 and 2005

CONTENTS

Page

Report of Independent Registered Public Accountants	F-1

Balance Sheet
December 31, 2006 and 2005	F-2

Statements of Operations
For the years ended December 31, 2006 and 2005 and for the cumulative period from March 6, 1997 (inception) to December 31, 2006	F-3

Statement of Stockholders' Equity
Since March 6, 1997 (inception) to December 31, 2006	F-4

Statements of Cash Flows

For the years ended December 31, 2006 and 2005 and the cumulative period from March 6, 1997 (inception) to December 31, 2006	F-5

Notes to Financial Statements	F-6

ROBISON, HILL & CO.	Certified Public Accountants
A PROFESSIONAL CORPORATION
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA
STEPHEN M. HALLEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
A.G. Volney Center, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2006, and 2005, and the related statements of operations, and cash flows for the years ended December 31, 2006, and 2005, and the cumulative since March 6, 1997 (inception) to December 31, 2006, and the statement of stockholder’s equity since March 6, 1997 (inception) to December 31, 2006.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2006, and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, and 2005 and the cumulative since March 6, 1997 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, an accumulated deficit, and has minimal revenues, that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty

                                              /s/ ROBISON, HILL & CO.
                                                           Certified Public Accountants
Salt Lake City, Utah
March 30, 2007

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050

AG VOLNEY CENTER, INC.
(A Development Stage Company)
BALANCE SHEETS

	For the Year Ended
	December 31,
	2006	2005
ASSETS
Current Assets:
Cash	$3,825	$5,304
Inventory (at lower of FIFO cost or market)	1,167	1,626

Total Current Assets	$4,992	$6,930

LIABILITIES & EQUITY
Current Liabilites:
Accounts Payable	$12,000	$-
Sales Tax Payable	38	-
Shareholder Loan	50	50
Interest Payable	16	9

Total Current Liabilities	12,104	59

Total Liabilities	12,104	59

Stockholder's Equity
Common Stock- $.001 par value; 25,000,000
shares authorized; 14,300,000 and 14,200,000
shares outstanding as of December 31, 2006 and
December 31, 2005 respectively	14,300	14,200
Additional Paid-In Capital	9,000	8,100
Deficit Accumulated During the Development Stage	(30,412)	(15,429)

Total Stockholder's Equity	(7,112)	6,871

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,992	$6,930

The accompanying notes are an integral part of these financial statements

A.G. Volney Center, Inc.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative
	For the Year		Since
	Ended		March 6,
	December 31,		1997
	2006	2005	(Inception)
Revenues:
Sales Revenue	$3,826	$-	$3,826
Less: Cost of Goods Sold	(3,118)	-	(3,118)
Gross Profit	708	-	708

Expenses:
General and Administrative	598	82	906
Organizational Costs	-	-	13,300
Outside Services	360	149	658
Professional Fees	14,467	-	15,967
Total Expenses	15,425	231	30,831

Operating Income (loss)	(14,717)	(231)	(30,123)

Other (Expense) Income
Interest, Net	(6)	(5)	284

Net Loss Before Taxes	(14,723)	(236)	(29,839)

Franchise Tax	(260)	(176)	(573)

Net Income (Loss)	$(14,983)	$(412)	$(30,412)

Basic & Diluted Loss per Share	$-	$-

Weighted Average Shares
Outstanding	14,287,950	14,036,000

The accompanying notes are an integral part of these financial statements

A. G. VOLNEY CENTER, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

				Deficit
				Accumulated
				Since	Total
				March 6,	Stockholders'
	Common Stock		Paid in	1997	Equity
	Shares	Par Value	Capital	(Inception)	Deficiency
Balance at March 6, 1997 (Inception)	1,210	$12,100	$-	$-	12,100

Net Loss	-	-	-	(12,100)	(12,100)

Balance at December 31, 1997	1,210	12,100	-	(12,100)	-

Balance at December 31, 2002
as originally reported	1,210	12,100	-	(12,100)	-

July 29, 2003 10,000:1 Forward Stock Split	12,098,790	-	-	-	-

Restated Balance at December 31, 2002	12,100,000	12,100	-	(12,100)	-

Stock issued for Services July 31, 2003	1,200,000	1,200	-	-	1,200

Net Loss	-	-	-	(1,200)	(1,200)

Balance at December 31, 2003	13,300,000	13,300	-	(13,300)	-

Stock issued for Cash, February 26, 2004	100,000	100	900	-	1,000

Stock issued for Cash, March 02, 2004	500,000	500	4,500	-	5,000

Stock issued for Cash, March 12, 2004	100,000	100	900	-	1,000

Net Loss	-	-	-	(1,717)	(1,717)

Balance at December 31, 2004	14,000,000	14,000	6,300	(15,017)	5,283

Stock issued for Cash, October 23, 2005	100,000	100	900	-	1,000

Stock issued for Cash, October 31, 2005	100,000	100	900	-	1,000

Net Loss	-	-	-	(412)	(412)

Balance at December 31, 2005	14,200,000	14,200	8,100	(15,429)	6,871

Stock issued for Cash, February 13, 2006	100,000	100	900	-	1,000

Net Loss	-	-	-	(14,983)	(14,983)

Balance at December 31, 2006	14,300,000	$14,300	$9,000	$(30,412)	$(7,112)

The accompanying notes are an integral part of these financial statements

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

			Cumulative
			Since
	For the Year Ended		March 6,
	December 31,		1997
	2006	2005	(Inception)
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss	$(14,983)	$(412)	$(30,412)
Stock Issued for Orginizational Costs	-	-	13,300
(Increase) Decrease in Inventory	460	(1,626)	(1,167)
Increase (Decrease) in Accounts Payable	12,000	-	12,000
Increase (Decrease) in Sales Tax Payable	38	-	38
Increase (Decrease) in Accrued Interest	6	4	16
Net Cash Used in Operating Activities	(2,479)	(2,034)	(6,225)

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash	1,000	2,000	10,000
Proceeds from Shareholder Loan	-	-	50
Net Cash Provided by Financing Activities	1,000	2,000	10,050

Net (Decrease) Increase in
Cash and Cash Equivalents	(1,479)	(34)	3,825
Cash and Cash Equivalents
at Beginning of Period	5,304	5,338	-
Cash and Cash Equivalents
at End of Period	$3,825	$5,304	$3,825

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-	$-
Franchise Taxes	$(260)	$(176)	$(573)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued for Services	$-	$-	$13,300

The accompanying notes are an integral part of these financial statements

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for A.G. Volney Center, Inc. (a development stage company) is presented to assist in understanding the Company's financial statements.  The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that  A. G. Volney Center, Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.”  The Company has incurred net losses of approximately $30,000 for the period from March 6, 1997 (inception) to December 31, 2006, has an accumulated deficit, has recurring losses, has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis.  The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.  Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”.  While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.  If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization and Basis of Presentation

The Company was incorporated under the laws of the State of Delaware on March 6, 1997 under the name Lottlink Technologies, Inc.  On July 29, 2003 the Articles of Incorporation were amended to change the Company’s name to A.G. Volney Center, Inc. The Company is to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business.  Since March 6, 1997, the Company is in the development stage, and has not commenced planned principal operations.  The Company has a December 31 year end.

Nature of Business

The Company was formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. It is anticipated that we can sell the products at a substantial discount below wholesale prices for similar products.

The Company’s principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY  13088. Our telephone number is (315) 703-9012.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company generates revenues by selling products purchased at a discount. The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition."  SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions.  The Company recognizes revenue when the earnings process is complete.  That is, when the arrangements of the goods are documented, the pricing becomes final and collectibility is reasonably assured. An allowance for bad debt is provided based on estimated losses. For revenue received in advance for goods, the Company records a current liability classified as either deferred revenue or customer deposits. As of the year ended December 31, 2006 and 2005, there was no deferred revenue.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of December 31, 2006 and 2005, the Company has determined an allowance for doubtful accounts is not necessary.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis and market based upon the replacement cost or realizable value.  Inventories consisted of the following amounts.

	December 31,
	2006	2005

Candles	$1,167	$1,626

Total	$1,167	$1,626

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders’ by the weighted average number of common shares outstanding during the years.  There were no common equivalent shares outstanding at December 31, 2006 and 2005.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company’s financial assets and liabilities consist of cash, inventory, and accounts payable. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the sort-term maturities of these instruments.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.”  SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Reclassification

Certain reclassifications have been made in the 2005 financial statements to conform to the December 31, 2006 presentation

Stock-Based Compensation

Effective January 1, 2006, the company adopted the provisions of SFAS No. 123 (R) requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. Prior to June 1, 2006, the company accounted for awards granted to employees under its equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended. No stock options were granted to employees during the years ended December 31, 2006, and 2005 and accordingly, no compensation expense was recognized under APB No. 25 for the years ended December 31, 2006, and 2005. In addition, no compensation expense is recognized under provisions of SFAS No. 123 (R) with respect to employees as no stock options were granted to employees.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

Under the modified prospective method of adoption for SFAS No. 123 (R), the compensation cost recognized by the company beginning on June 1, 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not vested as of June 1, 2006, based on the grant-dated fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to June 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No, 123 (R). The company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Upon exercise, cancellation , forfeiture, or expiration of stock options, or upon vesting or forfeiture of restricted stock units, deferred tax assets for options and restricted stock units with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the dated of implementation, the company followed the alternative transition method discussed in FASB Staff Position No. 123 (R)-3.  During the periods ended December 31, 2006 and 2005, no stock options were granted to non-employees. Accordingly, no stock-based compensation expense was recognized for new stock option grants in the Statement of Operations and Comprehensive Loss at December 31, 2006 and 2005.

Recent Accounting Standards

In February 2006, The FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends FASB 133, Accounting for Derivative Instruments and Hedging Activities and Statement and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The  statement  permits  fair  value  remeasurement  for  any  hybrid  financial instrument that contains an embedded  derivative  that would  otherwise  require bifurcation,  clarifies which interest only strips and principal are not subject to  the  requirements  of Statement  133,  establishes  a  requirement  to evaluate interest in  securitized  financial  assets,  clarifies that  concentrations  of credit risk in the form of subordination are not embedded derivatives and amends statement  140 to eliminate  the  prohibition  on a  qualifying  special-purpose entity from holding a derivative  financial  instrument to a beneficial interest other than another derivative financial  instrument.  The statement is effective for fiscal years beginning after September 15, 2006.  Management does not expect this statement to have any material effect on its financial statements.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In March 2006 the FASB issued SFAS No.  156 "  Accounting  for   Servicing  of Financial  Instruments - an amendment of FASB No.140,  Accounting  for Transfers and Servicing of Financial  Instruments and Extinguishments of Liabilities.  The statement  requires  an entity  to  recognize  a  servicing  asset or  servicing liability  each time it undertakes an obligation to service an asset by entering into a servicing contract,  requires all separately  recognized servicing assets and servicing liabilities to be initially measured at fair market value, permits an  entity  to choose  either  the  amortization  method  or fair  market  value measurement  method  for  subsequent  measurement  periods  for  each  class  of separately  recognized  servicing  assets and servicing  liabilities,  permits a one-time reclassification of available-for-sale securities to trading securities by entities  with  recognized  servicing  rights at its initial adoption,  and requires  separate  presentation of servicing  assets and servicing  liabilities subsequently measured at fair value. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements

In June, 2006 the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. This Interpretation clarifies, among other things, the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period the Interpretation is adopted. FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period the Interpretation is adopted.  Management is evaluating the financial impact of this pronouncement.

A. G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles and expandsdisclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have any material impact on the financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Management is evaluating the financial impact of this pronouncement.

NOTE 2 - INCOME TAXES

As of December 31, 2006, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $ 17,112 that may be offset against future taxable income through 2025.  Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.  No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused.  Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

	2006	2005
Net Operating Losses	$2567	$319
Valuation Allowance	(2567)	(319)
	$-	$-

The provision for income taxes differs from the amount computed using the federal USstatutory income tax rate as follows:

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - INCOME TAXES (Continued)

	2006	2005
Provision (Benefit) at US Statutory Rate	$2248	$62
Increase (Decrease) in Valuation Allowance	(2248)	(62)
	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

NOTE 3 - DEVELOPMENT STAGE COMPANY

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage.  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - COMMITMENTS

As of December 31, 2006, all activities of the Company have been conducted by corporate officers from either their homes or business offices.  Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 – RELATED PARTY TRANSACTIONS

As of December 31, 2004, Joseph C. Passalaqua, a shareholder, has loaned the Company   $50.  This loan is payable on demand and carries an interest rate of 10%.

During 2003, the Company issued 400,000 shares to David F. Stever, President of the Company/ Director, for services rendered.

During 2003, the Company issued 400,000 shares to Samantha Ford, Secretary of the Company/ Director, for services rendered.

During 2003, the Company issued 400,000 shares to John J. Connolly, Director of the Company, for services rendered.

NOTE 6- COMMON STOCK TRANSACTIONS

On March 06, 1997, the Company issued 1,210 shares of no par common stock for services.  Shares were valued at $10 per share.

On April 7, 1997, the Board of Directors amended the Certificate of Incorporation by changing the total authorized stock to 25 million shares with a par value of $.001 per share. This Amendment was not filed or effective until July 29, 2003.

On July 29, 2003, the Board of Directors authorized a 10,000 for 1 forward stock split.

On July 31, 2003, the Company issued 1,200,000 shares to the Directors of the Company for services rendered. Shares were issued for $.001 per share

On February 26, 2004, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share

On March 02, 2004, the Company issued 500,000 shares of common stock for cash.  Shares were issued for $.01 per share

On March 12, 2004, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share

On October 23, 2005, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 6- COMMON STOCK TRANSACTIONS (Continued)

On October 31, 2005, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

On February 13, 2006, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

AG VOLNEY CENTER, INC.
(A Development Stage Company)
BALANCE SHEETS

	(Unaudited)
	September	December 31,
	2007	2006
ASSETS
Current Assets:
Cash	$2,184	$3,825
Inventory	1,110	1,167
Accounts Receivable	6,317	-

Total Current Assets	9,611	4,992

TOTAL ASSETS	$9,611	$4,992

LIABILITIES & EQUITY
Current Liabilites:
Accounts Payable	$14,478	$12,000
Sales Tax Payable	44	38
Shareholder Loan	9,050	50
Interest Payable	143	16

Total Current Liabilities	23,715	12,104

Total Liabilities	23,715	12,104

Stockholder's Equity
Common Stock- $.001 par value;
25,000,000 shares authorized;
14,300,000 shares outstanding as of
September 30, 2007 and December 31, 2006	14,300	14,300
Additional Paid-In Capital	9,000	9,000
Deficit Accumulated During the Development Stage	(37,404)	(30,412)

Total Stockholder's Equity	(14,104)	(7,112)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$9,611	$4,992

The accompanying notes are an integral part of these financial statements

A.G. Volney Center, Inc.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)

					Cumulative
					Since
	For the Three Months Ended		For the Nine Months Ended		March 6,
	September 30,		September 30,		1997
	2007	2006	2007	2006	(Inception)
Revenues:
Sales Revenue	$6,355	$83	$18,649	$556	$22,475
Less: Cost of Goods Sold	(5,295)	(69)	(15,537)	(395)	(18,655)
Gross Profit	1,060	14	3,112	161	3,820

Expenses:
General and Administrative	176	15	533	344	1,439
Organizational Costs	-	-	280	-	13,580
Outside Services	-	-	376	201	1,034
Professional Fees	599	423	8,452	1,847	24,419
Total Expenses	775	438	9,641	2,392	40,472

Operating Income (Loss)	285	(424)	(6,529)	(2,231)	(36,652)
	.
Other (Expense) Income
Interest, Net	(519)	4	(128)	(5)	157

Net Loss Before Taxes	(234)	(420)	(6,657)	(2,236)	(36,495)

Franchise Tax	-	-	(335)	-	(909)

Net Income (Loss)	$(234)	$(420)	$(6,992)	$(2,236)	$(37,404)

Basic & Diluted Loss per Share	$0.00	$(0.00)	$(0.00)	$(0.00)

Weighted Average Shares
Outstanding	14,300,000	14,300,000	14,300,000	14,284,000

The accompanying notes are an integral part of these financial statements

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)

			Cumulative
			since
	For the Nine Months Ended		March 6,
	September 30,		1997
	2007	2006	(Inception)
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss	$(6,992)	$(2,236)	$(37,404)
Stock Issued for Organizational Costs	-	-	13,300
(Increase) Decrease in Accounts Receivable	(6,317)	-	(6,317)
(Increase) Decrease in Inventory	57	395	(1,110)
Increase (Decrease) in Accounts Payable	2,478	-	14,478
Increase (Decrease) in Sales Tax Payable	6	38	44
Increase (Decrease) in Accrued Interest	127	5	143
Net Cash Used in Operating Activities	(10,641)	(1,798)	(16,866)

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash	-	1,000	10,000
Proceeds from Shareholder Loan	9,000	-	9,050
Net Cash Provided by Financing Activities	9,000	1,000	19,050

Net (Decrease) Increase in
Cash and Cash Equivalents	(1,641)	(798)	2,184
Cash and Cash Equivalents
at Beginning of Period	3,825	5,304	-
Cash and Cash Equivalents
at End of Period	$2,184	$4,506	$2,184

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-	$-
Franchise and Income Taxes	$(335)	$-	$(809)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued for Services	$-	$-	$13,300

The accompanying notes are an integral part of these financial statements

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for A.G. Volney Center, Inc. (a development stage company) is presented to assist in understanding the Company's financial statements.  The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

INTERIM FINANCIAL STATEMENTS

The unaudited financial statements as of September 30, 2007 and the nine months then ended, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of the operations for all three months.  Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

NATURE OF OPERATIONS AND GOING CONCERN

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that  A. G. Volney Center, Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.”  The Company has incurred net losses of approximately $ 37,000 from the period from March 6, 1997 (inception) to September 30, 2007, has an accumulated deficit, has recurring losses, has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis.  The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.  Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern”

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nature of Operations and Going Concern (Continued)

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”.  While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.  If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated under the laws of the State of Delaware on March 6, 1997 under the name Lottlink Technologies, Inc.  On July 29, 2003 the Articles of Incorporation were amended to change the Company’s name to A.G. Volney Center, Inc. The Company is to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business.  Since March 6, 1997, the Company is in the development stage, and has not commenced planned principal operations.  The Company has a December 31 year end.

NATURE OF BUSINESS

The Company was formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. It is anticipated that we can sell the products at a substantial discount below wholesale prices for similar products.

Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY  13088. Our telephone number is (315) 703-9012.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

REVENUE RECOGNITION

The Company generates revenues by selling products purchased at a discount. The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition."  SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions.  The Company recognizes revenue when the earnings process is complete.  That is, when the arrangements of the goods are documented, the pricing becomes final and collectibility is reasonably assured. An allowance for bad debt is provided based on estimated losses. For revenue received in advance for goods, the Company records a current liability classified as either deferred revenue or customer deposits. As of September 30, 2007, and December 31, 2006, there was no deferred revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of September 30, 2007, and December 31, 2006, the Company has determined an allowance for doubtful accounts is not necessary.

CONCENTRATION OF CREDIT RISK

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis and market based upon the replacement cost or realizable value.  Inventories consisted of the following amounts.

	September 30,	December 31,
	2007	2006

Candles	$1,110	$1,167

Total	$1,110	$1,167

MAJOR SUPPLIER

During the nine months ended September 30, 2007 one supplier, Seven Oceans Enterprises, Inc. accounted for 100% of the inventory purchased.

MAJOR CUSTOMER

During the nine months ended September 30, 2007, one customer accounted for 67% of the Company’s revenues.  The Company had revenues of $ 12,581 from Kim’s County Classics.  The total revenues for September 30, 2007 were $ 18,649.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOSS PER SHARE

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders’ by the weighted average number of common shares outstanding during the years.  There were no common equivalent shares outstanding for the three and nine months ended September 30, 2007 and December 30, 2006

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, inventory, and accounts payable. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the sort-term maturities of these instruments.

INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.”  SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

RECLASSIFICATION

Certain reclassifications have been made in the 2006 financial statements to conform to the September 30, 2007 presentation.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK-BASED COMPENSATION

Effective January 1, 2006, the company adopted the provisions of SFAS No. 123 (R) requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. Prior to June 1, 2006, the company accounted for awards granted to employees under its equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended. No stock options were granted to employees during the years ended December 31, 2006, and 2005 and accordingly, no compensation expense was recognized under APB No. 25 for the years ended December 31, 2006, and 2005. In addition, no compensation expense is recognized under provisions of SFAS No. 123 (R) with respect to employees as no stock options were granted to employees.

Under the modified prospective method of adoption for SFAS No. 123 (R), the compensation cost recognized by the company beginning on June 1, 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not vested as of June 1, 2006, based on the grant-dated fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to June 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No, 123 (R). The company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Upon exercise, cancellation, forfeiture, or expiration of stock options, or upon vesting or forfeiture of restricted stock units, deferred tax assets for options and restricted stock units with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the dated of implementation, the company followed the alternative transition method discussed in FASB Staff Position No. 123 (R)-3.  During the periods ended December 31, 2006 and 2005, no stock options were granted to non-employees. Accordingly, no stock-based compensation expense was recognized for new stock option grants in the Statement of Operations and Comprehensive Loss at December 31, 2006 and 2005.

A. G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have any material impact on the financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Management is evaluating the financial impact of this pronouncement.

In February 2007, the FASB issued SFAS no, 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 provides companies with an option to report selected financials assets and liabilities at fair value.  The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.  Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings.  The FASB has indicated it believes that SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFA No. 107, “Disclosures about Fair Value of Financial Instruments.”SFAS 159 is effective for the Company as of the beginning of fiscal year 2008.  The adoption of this pronouncement is not expected to have an impact on the Company’s financial position, results of operations or cash flows.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - INCOME TAXES

As of December 31, 2006, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $17,112 that may be offset against future taxable income through 2025.  Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.  No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused.  Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

	2006	2005
Net Operating Losses	$2,567	$319
Valuation Allowance	(2,567)	(319)
	$-	$-

The provision for income taxes differs from the amount computed using the federal USstatutory income tax rate as follows:
	2006	2005
Provision (Benefit) at US Statutory Rate	$2,248	$62
Increase (Decrease) in Valuation Allowance	(2,248)	(62)
	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 – UNCERTAIN TAX POSITIONS

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of the provisions of FIN 48 did not have a material impact on the company’s financial position and results of operations. At January 1, 2007, the company had no liability for unrecognized tax benefits and no accrual for the payment of related interest.

Interest costs related to unrecognized tax benefits are classified as “Interest expense, net” in the accompanying statements of operations. Penalties, if any, would be recognized as a component of “Selling, general and administrative expenses”. The Company recognized $0 of interest expense related to unrecognized tax benefits for the nine months ended September 30, 2007.  In many cases the company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities.

With few exceptions, the company is generally no longer subject to U.S. federal, state, local or non-U.S. income tax examinations by tax authorities for years before 2003. The following describes the open tax years, by major tax jurisdiction, as of January 1, 2007:

United States (a)	2003 – Present

(a) Includes federal as well as state or similar local jurisdictions, as applicable.

NOTE 4 - DEVELOPMENT STAGE COMPANY

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage.  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - COMMITMENTS

As of September 30, 2007, all activities of the Company have been conducted by corporate officers from either their homes or business offices.  Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of September 30, 2007, Joseph C. Passalaqua, a shareholder, has loaned the Company   $9,050.  These loans are payable on demand and carry a simple interest rate of 10% per annum. As of September 30, 2007, $143 of interest is due on these notes.

During 2003, the Company issued 400,000 shares to David F. Stever, President of the Company/ Director, for services rendered.

During 2003, the Company issued 400,000 shares to Samantha Ford, Secretary of the Company/ Director, for services rendered.

During 2003, the Company issued 400,000 shares to John J. Connolly, Director of the Company, for services rendered.

NOTE 7- COMMON STOCK TRANSACTIONS

On March 06, 1997, the Company issued 1,210 shares of no par common stock for services.  Shares were valued at $10 per share.

On April 7, 1997, the Board of Directors amended the Certificate of Incorporation by changing the total authorized stock to 25 million shares with a par value of $.001 per share. This Amendment was not filed or effective until July 29, 2003.

On July 29, 2003, the Board of Directors authorized a 10,000 for 1 forward stock split.

On July 31, 2003, the Company issued 1,200,000 shares to the Directors of the Company for services rendered. Shares were issued for $.001 per share

On February 26, 2004, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share

A.G. VOLNEY CENTER, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 7- COMMON STOCK TRANSACTIONS (Continued)

On March 02, 2004, the Company issued 500,000 shares of common stock for cash.  Shares were issued for $.01 per share

On March 12, 2004, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share

On October 23, 2005, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

On October 31, 2005, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

On February 13, 2006, the Company issued 100,000 shares of common stock for cash.  Shares were issued for $.01 per share.

PART III

The following exhibits required by Item 601 of Regulation S-B are attached.

EXHIBIT
NUMBER	DESCRIPTION

3	Certificate of Incorporation*
3.1	Certificate of Renewal and Revival of Certificate ofIncorporation*
3.2	Certificate of Amendment of Certificate of Incorporation*
4	By-Laws*e
5	Specimen Share Certificate for Common Shares*

*Previously filed and incorporated by reference herein.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

A.G. VOLNEY CENTER, INC.

Date: January 10, 2008	/s/ David F. Stever David F. Stever Chief Executive Officer, President, Chief Financial Officer and Director (Principal Executive Officer) (Principal Financial and Accounting Officer)

Date: January 10, 2008	/s/ Samantha M. Ford Samantha M Ford Secretary, Treasurer and Director

Date: January 10, 2008	/s/ John J. Connelly John J. Connelly Director